

May 8, 2009

By U.S. Mail and Facsimile to: (866) 720-7307; (212) 225-3999

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re: Citigroup Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **(Filed February 27, 2009, File No. 001-09924)**
>   **Current Report on Form 8-K**
>   **(Filed March 10, 2009, File No. 001-09924)**

Dear Ms. Lindsay:

        We have reviewed your response to our comments filed with the Commission on April 24, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

TARP and Other Regulatory Programs, page 44

1.   We note in your response to our previous comment 43 that the Ring-fenced Assets portfolio covered under the loss sharing agreement is still undergoing confirmatory process with the U.S. Government. However, your disclosure above

the table on page 45 of your Form 10-K alludes to the fact that these assets were part of the covered asset pool agreed upon with the U.S. Government on January 15, 2009, the date on which you entered into the loss sharing agreement. Please revise future filings to more clearly disclose the fact that these assets, and related fair values, are subject to change based on final confirmation from the U.S. Government. Please also update your disclosure regarding when you expect the final confirmation to occur.

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 152

2.   We note your response to our previous comment 46, including your projections of future pre-tax income supporting the full realization of your deferred tax assets. We also note that the increases in your projected future pre-tax income significantly exceeds the levels of pre-tax income earned during 2005 and 2006, the periods in which your recorded your highest pre-tax income during the past eight years. In light of this, the staff has chosen to focus on the portion of your response where you provide estimates of the amount of income to be earned in the "stress" scenario. Please provide us the following additional information about your assumptions in the "stress" scenario:

a. Your response indicates certain assumptions about revenue and credit in your forecasted 2009 pre-tax income. Please explain further how your assumptions are consistent with your results in 2008 as Citigroup had $53.1 billion of pre-tax losses during 2008 and your projections of pre-tax losses are significantly below that amount.

b. Tell us what Citicorp's and Citi Holding's pretax losses were during 2008, and earlier periods if available.

c. Your response indicates your assumptions about write-downs of mark-to-market positions in 2009 and 2010. Please tell us how those assumptions compare to actual write-downs taken during the first quarter 2009.

d. Tell us how you concluded that your assumptions about revenue are reasonable in light of the new credit card regulatory changes and other regulatory changes that are expected as a result of the current market environment.

     e. Discuss the significant causes of the declines of Citi Holdings pre-tax losses from 2009 to 2012. Additionally, discuss the portions of Citi Holdings that will be significantly driving the income projected in 2012 and beyond.

3.   We note your response to our previous comment 46(b) where you discuss the U.S. tax rules pertaining to Overall Domestic Losses (ODLs) and the re-characterization of future domestic income as foreign source income. Please provide additional background on the tax rules that permit this re-characterization, and how you estimated the amount of ODLs that were permitted to be reclassified in this fashion. For example, tell us whether it consists of certain types of ODLs, over what years the ODLs were generated, whether you have to make a special election to do so, and whether you have ever re-characterized ODLs in this fashion in prior periods.

4.   We note your response to our previous comment 47 regarding your repatriation tax planning strategies. Please address the following:

     a. Your response indicates that repatriation of these low-taxed earnings would be delayed until Citigroup has earned out of its net operating loss in order to maximize the amount of excess FTCs that can be absorbed. Please discuss when you would expect this to occur.

     b. In light of the fact that you concluded in your response to previous comment 46(b) that you would fully recover your foreign tax credit carryforwards through the re-characterization of domestic income as foreign income, please tell us whether you think you would ever use this tax planning strategy.

Note 23. Securitizations and Variable Interest Entities, page 175

5.   We note your response to our previous comment 50 regarding the third-party non-consolidated multi-seller commercial paper conduit. Please address the following:

     a. Please tell us the nature of the specific decisions permitted to be made by the conduit's parent company, e.g. adding new sellers, taking on more receivables, etc.

     b. Please tell us how much equity is present in this entity and how much of that equity you hold.

      c.   Please tell us how any shortage of funding (i.e. difference between what the conduit provides and the liquidity required by the seller) is provided for. For example, tell us if the shortage is allocated pro rata among the sellers or if there is a different allocation method specified.

      d.   Please tell us in detail what actions would be taken if a seller is unable to satisfy their obligations under their liquidity agreement. Specifically, please more clearly explain how the downgrade of the party that serves as the liquidity provider impacts the conduit and more clearly describe the steps that Citibank (South Dakota), N.A. would take under the agreement in such a scenario.

6.   We note your response to our prior comments 51 and 53 regarding your single-seller Credit Card Asset-backed Commercial Paper program, otherwise known as the Master Trust. Please address the following with respect to the Master Trust:

      a.   Please tell us whether the issuance of Class D notes is defined as a permitted activity in the Master Trust agreement. If so, please provide us with the specific language from the agreement that addresses such activities.

      b.   Please tell us if your Master Trust agreement allows you to change the specific characteristics of the beneficial interests, for example changing the priority of cash flows. If not, please tell us in greater detail why you believe you comply with paragraph 35(b) SFAS 140

      c.   Please tell us whether you have increased your liability and/or recorded any losses related to your liquidity guarantee for the Master Trust. Specifically, tell us how you considered whether additional reserves were or were not needed upon issuance of the Class D notes.

      d.   Since the seller's interest has now been subordinated, tell us what adjustments were made to your allowance for loan losses for these interests and where those adjustments are reflected and disclosed.

7.   We note your response to our prior comment 52 regarding the Omni Trust. Please address the following:

      a.   Please tell us and revise future filings to disclose the nature of the assets issued by the Omni Trust.

       b. Please tell us in detail how you determined that the $265 million in subordinated notes will be fully repaid in light of the potential credit downgrade of the Omni Trust and the fact that there are other, higher-rated tranches of assets which will be repaid before the subordinated notes.

       c. Please tell us how the Omni Trust handled the proceeds from the issuance of additional beneficial interest.

       d. Regarding the "true sale" at law opinion received from external legal counsel, please tell us whether this opinion was based on an updated agreement and terms with the Omni Trust subsequent to the issuance of the additional $265 million in subordinated notes, or if it was based on the original agreement and terms with the Omni Trust.

       e. We note your response to item (d) in prior comment 52. Please tell us whether the purchase of the $265 million of subordinated notes issued by Omni Trust relates to <u>any</u> of your existing liquidity facilities.

       f. Since cash is not reverting back to Citigroup immediately, please tell us how you considered this delay in the timing of the cash flows impacted the valuation of your certificated interest in this trust. Please ensure your response includes quantification of the amount and where it is reflected.

8.   In future filings, please disclose a breakdown of all of Citigroup's involvement with each trust, conduit and/or any other securitization vehicle. Please include each entity's name, your equity interest in the entity and amount of any liquidity guarantee provided by Citigroup. Please consider presenting this information in a tabular format.

Exhibit Index

9.   We note your response to comment 58 in our letter dated April 3, 2009. Please tell us how the company concluded that no Current Report on Form 8-K was required when the company adopted the Deferred Cash Retention Award Plan, effective as of January 1, 2008, or when the company made awards in 2008 under this plan. Please also expand upon your previous response to explain why the 2009 amendments to the plan do not meet the Item 5.02(e) materiality threshold and why the awards made in 2009 do not constitute material awards under the plan.

Form 8-K furnished March 10, 2009

10.   We note your response to our previous comment 59. Rule 100(a) of Regulation G requires a reconciliation to accompany a non-GAAP measure, rather than simply referring the readers to other documents and indicating the page numbers where you disclose the necessary components that would permit the readers to calculate their own reconciliation. Therefore, to the extent you continue to provide a similar non-GAAP measure in future filings, please ensure you fully comply with the requirements of Regulation G and include a reconciliation of your non-GAAP measure within the filing that contains the non-GAAP measure.

11.   We note your response to our previous comment 60. We note in your response that this measure is based on internal books and records for the first two months of 2009. However, because this measure is meant to convey an indication of the operating results of your company for the first two months of 2009, it is considered a financial measure. Therefore, a reconciliation of this measure to the most relevant GAAP measure is required regardless of whether your books and records are subject to a SAS 100 review. Therefore, please provide a reconciliation of this measure to the most relevant GAAP measure as required by Rule 100(a) of Regulation G.

12.   We note your response to our previous comment 61. A measure meant to indicate the operating performance of the company is considered a financial measure; therefore, Regulation G is applicable to your disclosure regardless of whether it was subject to a SAS 100 review. We note your response that a reconciliation can not be provided without unreasonable efforts. Please revise to disclose this as a non-GAAP measure and provide the required reconciliation. Since you are unable to provide a full reconciliation without unreasonable efforts, you should disclose the information that is unavailable and provide an explanation as to why it is not available.

General

13.   We note your presentation of "tangible common equity" and "Tier I Common" in certain documents filed with the Commission. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, the staff notes the following:

a. To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

b. To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

c. To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these ratios in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

d. To the extent you include a presentation of risk weighted assets in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Brittany Ebbertt at (202) 551-3572, Rebekah Moore at (202) 551-3303 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469, Christian Windsor, Special Counsel, at (202) 551-3419 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Alan L. Beller, Esq.
        David Lopez, Esq.
        Jeffrey D. Karpf, Esq.
        Matthew P. Salerno, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        (By facsimile)